PART II

INFORMATION TO BE INCLUDED IN REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal annual year ended September 30, 2021

Shackelford Pharma Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada
(State or Other Jurisdiction
of Incorporation or
Organization)

N/A
(I.R.S. Employer Identification Number)

 Suite 1000 - 355 Burrard Street

Vancouver, British Columbia, Canada V6C 2G8

(Full Mailing Address of Principal Executive Offices)

(888) 377-4225

(Registrant's Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Shackelford Pharma Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts herein are expressed in Canadian dollars unless otherwise stated.

Item 1. Business

Company Overview

Shackelford Pharma Inc. ("Shackelford" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 19, 2018. In March 2021, the Company moved its corporate office location to Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada from its previous corporate office location at Suite 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada.

The Company was created to develop, seek regulatory approval for and commercialize drugs addressing the endocannabinoid system. Discovered in the 1990's, this important biological system is involved in regulating many bodily processes including immune response, metabolism, and memory. Consequently, we believe that drugs that address the endocannabinoid system could have application in the treatment of a variety of medical conditions. We plan to both investigate the utility of existing non-psychoactive cannabinoids and develop novel non-cannabinoid drugs and their effect to address the endocannabinoid system.

The Company's focus is leveraging the clinical knowledge and insights  of Dr. Alan Shackelford, a pioneer in endocannabinoid related research.

Dr. Shackelford is a Harvard Medical School trained internist and researcher who is one of the world's foremost authorities on the clinical uses of medications targeting the endocannabinoid system and is recognized for pioneering a  treatment of Dravet Syndrome.  Over the last decade, he treated more than 25,000 patients suffering from a variety of medical ailments. Dr. Shackelford has worked with a number of provincial, American state and foreign government agencies on establishing governance of endocannabinoid focused programs.

Dr. Shackelford is supported by an expert medical and pharmaceutical team with a wealth of experience in clinical research and development, drug development, regulatory approval, commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. The Company is dedicated to helping patients through the development of medications primarily targeting the endocannabinoid system for a range of health disorders. Our goal is to become the global leader in the development and commercialization of medications targeting the endocannabinoid system and that:

• address unmet medical needs;

• meet the quality standards of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients; and

• offer patients and consumers assurance of quality and consistency.

Based on clinical work the Company is undertaking, decisions will be made on whether successful outcomes in animal and preclinical studies will precipitate further exploration of authorized trials under regulatory authorities such as the U.S. Food and Drug Administration (the "FDA").

The Company's strategy balances near term cash management and longer-term value creation by outsourcing certain functions to reduce cost and time to market. Such functions could include research and development, drug manufacturing, laboratory analysis, formulation, packaging, distribution and sales.

Employees

We currently have no full-time employee, 3 full-time consultants and 6 part-time consultants.

We currently engage contractors and plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological and regulatory change. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology and pharmaceutical companies, medical cannabis companies, research institutions, government agencies and academic institutions. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, regulatory compliance advice and expertise, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Competition may also arise from, among other things:

  other drug development or product technologies;
  methods of preventing or reducing the incidence of disease, including vaccines, in diseases or ailments that we target with our products; and

  new or other classes of therapeutic agents that render our products uncompetitive or obsolete.

Regulatory Environment

The Company will be pursuing development of pharmaceutical products in accordance with the FDA rules and regulations. Shackelford Pharma is now solely focused on the development of FDA regulated pharmaceutical products and has ceased all other product development activities. The Company intends to follow pharmaceutical regulations set forth in other jurisdictions it may sell products into such as Health Canada for the Canadian market and the European Medicines Agency for the European Union.

Regulatory Processes for Drug Development

The development of a drug candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States, the EMA in Europe, the Health Products and Food Branch (HPFB) of Health Canada within Canada, and other regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market drug candidates in the United States, Europe or Canada until we receive approval of a New Drug Application (NDA) from the FDA in the United States, a Marketing Authorization Application (MAA) from the EMA in Europe, or a Notice of Compliance (NOC) in Canada. We have not submitted any marketing applications for any drug candidates as of the date of filing this Offering.

The process required by the FDA before a drug product may be marketed in the United States involves several steps which can take years to complete. As such it is both an expensive and uncertain process and we cannot be certain that any products we submit will ultimately be successful in obtaining approval. The FDA process initially involves preclinical work and the completion of preclinical laboratory tests, which generally includes drug formulation studies and animal testing. If the initial work merits continued study, then the company developing the drug candidate would submit an Investigational New Drug Application (an "IND") to the FDA, which must first become effective before human clinical trials could begin. Should an IND be issued, there is a requirement to establish and undertake well-controlled, often extensive human clinical trials which must follow the FDA's good clinical practices (GCPs) to establish the safety and efficacy of the proposed drug for its intended use. Clinical trials occur in three phases and involve human patients. Phase 1 emphasizes safety of the drug, and studies its side effects, how the drug is metabolized and how it is excreted. Phase 2 emphasizes the drug's effectiveness. The goal is to obtain preliminary data on whether the drug works in people with a certain disease or condition. In this phase, they compare the efficacy of the candidate drug against either a placebo or a different drug. Phase 3 is a largescale study which often can involve more than 1,000 patients, and it gathers data about safety, efficacy, differences between populations, different dosages, and how the drug works in combinations with other drugs. If the drug candidate produces positive results in its clinical trials, the company could then make a submission to the FDA for a New Drug Application (an "NDA"). During this process, the FDA could also conduct inspections of any manufacturing facility where the drug was to be manufactured, including the testing of the product and processes used to ensure the drug contains the proper purity, quality and dosage strength. Additionally, the FDA may choose to audit the nonclinical and clinical investigation sites that were involved in generating the data on which the NDA was based. The FDA has final review and approval authority over the drug candidate. Delays in approvals or rejections of marketing applications in the United States (or in Europe or other countries) may be based upon many factors, including regulatory requests for additional analyses, reports, data, pre-clinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding the drug candidate or other products. Regulatory approval for a drug candidate can also be withdrawn.

Health Canada's HPFB is the national authority that regulates, evaluates and monitors the safety, efficacy, and quality of therapeutic and diagnostic products available to Canadians. Drugs are authorized for sale in Canada once they have successfully gone through the drug review process. This process is the means by which a drug application is reviewed by scientists in the HPFB to assess the safety, efficacy and quality of a drug. The regulation requires the company behind a new drug candidate to file a New Drug Submission (NDS) with the HPFB. This contains information and data about the drug's safety, effectiveness and quality. It includes the results of the preclinical and clinical studies, whether done in Canada or elsewhere, details regarding the production of the drug, packaging and labelling details, and information regarding therapeutic claims and side effects. HPFB performs a thorough review of the submitted information, and evaluates the safety, efficacy and quality data to assess the potential benefits and risks of the drug. Additionally, the HPFB reviews the information that the drug sponsor proposes to provide to health care practitioners and consumers about the drug (e.g. the label, product brochure). If, at the completion of the review, the conclusion is that the benefits of the drug outweigh the risks and that the risks can be mitigated, the drug is issued a Notice of Compliance (NOC), as well as a Drug Identification Number (DIN) which indicates the drug's official approval, and permits the sponsor to market the drug in Canada.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Results from Operations for years ended September 30, 2021 and 2020

	Year ended September 30,
	2021	2020
	$	$
Research and development	(1,809,040)	(555,160)
General and administration	(1,690,930)	(744,630)
Other income/(loss)	(20,164)	(28,707)
Net loss	(3,520,134)	(1,328,497)

To date, we have not generated any revenues from planned operations.

For the year ended September 30, 2021, we reported a net loss of $3,520,134 ($0.09 loss per share) compared to a net loss of $1,328,497 ($0.03 loss per share) for the year ended September 30, 2020.

Research and Development ("R&D") Expenses

R&D expenses of $1,809,040 were incurred during the year ended September 30, 2021, compared with $555,160 incurred during the year ended September 30, 2020. The increase in R&D expenses in the current period is primarily attributable to:

  Increase in chemistry and formulation, manufacturing, as well as discovery and pre-clinical and regulatory expenses associated with the development of our product candidates
  Increased consulting expense as we build out our R&D team to support advancing our candidates into clinical studies.

General and administrative ("G&A") Expenses

G&A expenses of $1,690,930 were incurred during the year ended September 30, 2021, respectively, compared with $744,630 incurred during the year ended September 30, 2020. The increase in G&A expenses in the current period is primarily attributable to:

  Increased consulting and legal expenses as we increased our investor relations efforts in connection with completion of the Regulation-A offering, resulting in total gross proceeds raised of approximately US$8.8 million

Liquidity and Capital Resources

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, initiating preclinical and clinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $5.4 million as of September 30, 2021.

We are a development stage company and do not earn any revenues from our drug candidates. Accordingly, the Company is dependent on the external sources of capital as its sole source of operating working capital. The continuation of our research and development activities for our candidates is dependent upon our ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at September 30, 2021, we had a cash balance of $6.12 million, compared to $0.08 million at September 30, 2020 and working capital at September 30, 2021 was $5.89 million, compared to a working capital deficit of $1.11 million at September 30, 2020.

During the year ended September 30, 2021, we received $10.8 million (US$8.9 million), net of share issuance costs through our Regulation-A+ ("Regulation-A") Offering under the U.S. Securities Act of 1933, as amended, and issued 8,857,288 common shares at US$1.00.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses, including expenses related to drug discovery, chemistry, manufacturing and controls, preclinical testing, clinical trials, and operating expenses associated with supporting these activities. It is expected that negative cash flow operations will continue to such time, if ever, that we receive regulatory approval to commercialize any of our products under development and such revenues from any such products should exceed our expenses at that time.

Contractual Obligations

Intellectual Property - Ramot Tel Aviv University License

On August 9, 2020, the Company entered into an exclusive worldwide licesnse agreement (the "Ramot License Agreement") with Ramot Tel Aviv University Ltd. ("Ramot") of certain patents, provisional patents, and other know-how related to the prevention and reversal of age-related cognitive decline by ultra-low non-psychoactive doses of tetrahydrocannabinol ("THC") (the "Ramot Technology").

As at the date the License Agreement was signed, $21,345 (US$15,000) had been paid toward the Option Payments to secure the license. The remaining unpaid balance of the one-time License Fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $19,598 (US$15,000). The Company also paid reimbursable patent costs of $58,241 to Ramot under the Ramot License Agreement. The Ramot License Agreement also includes the following future potential payments:

  Milestone payments for a total of US$2,700,000 for each product developed using the licensed technology. Milestone payments are payable upon the successful completion of Phase I, II and III clinical trials and upon receipt of US FDA approval;
  An annual minimum royalty fee of US$10,000 commencing January 1, 2023;
  Future royalties on sales; and
  Sublicense fees in the event a sublicense is granted by the Company to a third party.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. As at Septemeber 30, 2021, the Company had an accumulated deficit of $5.4 million and it expects to incur further losses in the development of its business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, general and administrative, and other expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing during the period ended September 30, 2021, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Critical Accounting Policies and Estimates

The significant accounting policies of the Company are described in note 3 of our audited financial statements for the year-ended September 30, 2021, under Item 7. of this Annual Report.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Item 3.  Directors, Executive Officers, and other Significant Executives

The table below sets forth our directors and executive officers of as of the date of this Annual Report.

Name	Position	Age	Term in Office	Approximate Hours per Week for Part Time Employees
Mark Godsy	Chief Executive Officer & Director	66	since inception	n/a
Dr. Alan Shackelford	Director	72	since inception	n/a
Kathleen Cantagallo	Director	63	02-Dec-21	n/a
Dr. Susan Learned	Head of Research & Development[1]	52	14-Nov-21	16
William Annett	Head of Operations[1]	67	01-Nov-20	n/a
Christopher Clark	Head of Finance[1]	50	15-March-21	16

1 Not a named officer of the company; consultants acting in the positions as disclosed in the table above

Business Experience

Mark Godsy, LLB. Founder, Chief Executive Officer and Director

Mark is a seasoned and successful biotechnology and technology entrepreneur. Mark has started or co-founded many successful companies, including two $1 billion biotech firms - ID Biomedical, which became Canada's largest vaccine company and the fifth-largest vaccine company in the world; and Angiotech Pharmaceuticals, which created the first coated stent, which has gone on to save tens of millions of lives.

Mark began his career as a lawyer, having first practiced law for approximately four years in Vancouver, BC, Canada. He subsequently served in a variety of corporate positions with early and mid stage growth companies, acting as CEO, CFO, director, chairman, or advisor, depending upon the need and interest of the venture. These roles covered many sectors, but emphasised the health and wellbeing of people and the planet. Mark is passionate about building teams and realizing synergies that can help create great results. He has also been involved in mentoring programs for CEOs of junior biotechs, as well as law students, and he is frequently approached to do the same for budding entrepreneurs.

Mark Godsy is currently the Chairman of Exro Technologies, a company focused on improving the efficiency of electric motors and generators. Prior to that Mr. Godsy was acting CEO from 2015 to 2019. He also currently serves as Chairman of Traxitt, a technology company focused on developing an IOT platform that allows devices with different architectures to communicate with one another. He serves on the advisory board for the Faculty of Law at McGill University and holds a BA from the University of British Columbia and a law degree from McGill, and is a non practising member of the Law Society of British Columbia.

Alan Shackelford, MD. Founder, Chief Medical Officer and Director

Dr. Shackelford is a Harvard Medical School trained internist and researcher who is one of the world's foremost authorities on the clinical uses of cannabis. Over the last decade, through his clinic in Colorado, Dr. Shackelford has successfully treated thousands of patients suffering from a variety of medical ailments. He has been widely interviewed by media and has been featured in numerous television programs related to his knowledge in medical cannabis. As a thought leader, he has been invited to speak and educate numerous state government agencies on establishing structures and rules governing medical cannabis programs. Dr. Shackelford received his B.A. from Grinnell College and graduated from the University of Heidelberg School of Medicine in Germany, completing his internship, residency and fellowship training through the Harvard Medical School.

Kathleen Cantagallo, Director

Kathleen brings to Shackelford more than 30 years of success in the healthcare and life sciences industries.  Her experience spans all phases of pharmaceutical product development, from Phase I-IV, across a variety of therapeutic areas. Her work and leadership accomplishments include successful development of portfolio assets including regulatory submissions, negotiations, product approval and launch at AstraZeneca plc. Kathleen held numerous roles with the most notable ranging from the Director of Investigational Products to the Director of Planning and Strategy for Neuroscience Therapeutics, to Global Product Director and Global Product Vice President.  As part of her R&D experience, Kathleen developed therapeutic strategies for Neuroscience diseases as well as managed the early portfolio (preclinical through Phase II) of Central Nervous System assets. Since retiring as an executive from AstraZeneca, her time has been spent as the CEO of Drug Development Strategic Consulting LLC, based in Media, Pennsylvania.  In addition, Kathleen has spent the last five years as a Strategic Business Advisor at the University Science Center in Philadelphia, PA for their QED Incubator and Phase 2 Venture Programs.

Susan Learned, MD, PharmD, PhD, Head of R&D

Susan is an accomplished research scientist, medicines developer and pharmaceutical executive with 25 years of pharmaceutical industry experience spanning all phases of drug discovery and development. Susan spent nearly 20 years with GlaxoSmithKline, as Head of Neuroscience Discovery Medicine for North America, Head of Neuroscience Discovery Scientific Licensing for Worldwide Business Development, Vice President and Head of Discovery Medicine Unit for GSK in Shanghai China and Vice President, Medicines Development Lead and Franchise Head, Stiefel. In these roles, Susan developed and implemented the strategic clinical development plans for all neuroscience compounds within GSK's neuroscience pipeline as well as identifying key areas of their portfolio for targeted in-licensing, out-licensing and partnering strategies. Susan also led all clinical development activities for the global Neurology R&D Pipeline including translational medicine (including lab oversight), experimental medicine, data management and discovery biometrics, clinical operations, epidemiology and clinical PK modeling and simulation.  For the last 6 years prior to joining Shackelford, she was the Senior Vice President of Global Medicines Development at Indivior, overseeing all end-to-end drug discovery and development activities.

Her contributions to the field and the companies she has helped lead are profound, leading worldwide regulatory approvals for breakthrough drugs including: WELLBUTRIN for major depressive disorder, ZYBAN for smoking cessation, NAVELBINE for non-small-cell lung cancer, NAVELBINE for breast cancer, REQUIP for restless leg syndrome, LAMICTAL for the maintenance treatment of bipolar I disorder, POTIGA for partial onset seizures, SORILUX for body psoriasis, SORILUX for scalp psoriasis, PERSERIS for schizophrenia and SUBLOCADE for opioid use disorder.  Susan holds a Doctor of Medicine degree, a Doctor of Pharmacy degree and a PhD in Clinical Pharmacology.

William Annett, Head of Operations

William Annett has deep expertise in developing capabilities and growing organizations from early stage to maturity. Mr. Annett has served as chief executive at four early-stage companies and has also worked in senior roles in larger companies, including eight years at Genentech and as a partner at Accenture, where he led the west coast life sciences consulting practice. Mr. Annett received his MBA from the Harvard Business School.

Christopher Clark, CPA, CA, Head of Finance

Chris has over 25 years finance and accounting experience in public practice and in public and private companies, most recently focused in the medical device sector. Chris continues to hold the role of Chief Financial Officer at Neovasc and for the last 14 years has been instrumental in the initial and ongoing development of Neovasc as a publicly traded company. Chris received his designation as a Chartered Accountant from the Institute of Chartered Accountants of England and Wales and articled with KPMG before moving to Canada from England in 1998. He has an honors degree in Economics from Swansea University and a post graduate diploma from Keble College, Oxford.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

• been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

• had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

• been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

• been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

• been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

• been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth above and in our discussion below in "Security Ownership of Management and Principal Shareholders - Transactions with Related Persons," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Executive Officers

During the Company's fiscal year ended September 30, 2021, the Company paid the following cumulative consulting fees and salaries to their executive officers and other significant executives (reported in Canadian dollars unless otherwise noted):

Name	Capacities in which compensation is received	Cash $	Other $	Total $
Mark Godsy	Chief Executive Officer	243,500	-	243,500
Dr. Alan Shackelford	Chief Medical Officer[1]	299,213	-	299,213
Dr. Avi Livnat	Vice President, Clinical & Regulatory Affairs[2]	270,278	-	270,278
William Annett	Head of Operations	225,833	-	225,833
Christopher Clark	Head of Finance	64,000	-	64,000
John Meekison	Chief Financial Officer[3]	7,600	-	7,600

1 Not a named officer of the company

2 Dr. Livnat resigned as a Director and Vice President, Clinical & Regulatory Affairs on December 20, 2021.

3 Mr Meekison resigned as Chief Financial Officer on May 20, 2021.

Director Compensation

We currently do not pay our directors any compensation for their services as board members. Upon completion of this Offering, the Company may decide to pay non-employee directors a nominal fee for the attendance of board meetings and their work on certain board committees. Board members may also receive compensation in the form of stock options issued by the Company. To date, Directors have only been paid in their capacity as executive officers of the Company and have received no compensation for their role as a Director.

Employment and Consulting Agreements

As at September 30, 2021, we have entered into consulting agreements with the following directors, executive officers and other significant executives. We may enter into additional employment agreements with other key executives in the future.

A stock incentive program for our directors, executive officers, employees and key consultants has been established. No stock options have been issued or outstanding as at the date of this Annual Report.

Mr. Godsy has entered into a consulting agreement through his wholly-owned consulting company, 0711626 B.C. Ltd. effective June 19, 2018, for the provision of approximately 2.5 days per week of services as Chief Executive Officer, for a monthly fee of $8,000. On January 1, 2021, Mr. Godsy's consulting agreement was amended to increase his monthly fee to $12,500 for the provision of approximately 2.5 days per week of services.

Dr. Shackelford has entered into a verbal consulting agreement with the Company to provide the services of Chief Medical Officer for a monthly fee of US$14,167.

Dr. Avi Livant has entered into a verbal consulting agreement with the Company to provide services of Vice President, Clinical & Regulatory affairs for a monthly fee of $15,417. Dr. Livant's verbal consulting agreement terminated when Dr. Livant resigned as a director and officer on December 20, 2021.

Mr. Annett has entered into a verbal consulting agreement with the Company to provide services of Chief Operating Officer for a monthly fee of $20,833.

Mr. Clark has entered into a verbal consulting agreement with the Company to provide services of Chief Financial Officer for a monthly fee of $10,000.

Certain Relationships

There are no familial relationships among any of our directors or officers.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of September 30, 2021, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers and management as a group. As of September 30, 2021, there were 45,463,767 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

	Shares Beneficially Owned
Name and Position of Beneficial Owner	#	%
Mark Godsy, Chief Executive Officer, Director[1]	7,582,577	16.68%
Dr. Alan Shackelford, Chief Medical Officer, Director	7,895,750	17.37%
Dr. Avi Livnat, Vice President, Clinical & Regulatory Affairs, Director[2]	7,145,000	15.72%
William Annett, Head of Operations	-	-
Christopher Clark, Head of Finance	-	-
Directors, Executives and Management (Total)	22,623,327	49.76%

1 0711626 B.C. Ltd, a company controlled by Mark Godsy, owns 7,458,571 shares, with an additional 100,000 shares owned directly by Mark Godsy.
2 Dr. Livnat resigned as a Director and Vice President, Clinical & Regulatory Affairs on December 20, 2021.

Item 5.  Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The Company's related parties consist of the Company's directors, officers, and other significant executives, and any companies associated with them. During the years ended September 30, 2021 and 2020, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of $886,274 (2020 - $352,003) for two directors for their executive services to the Company, and an other significant executive (acting substantially in the role of COO)1, and 50% of the consulting fees paid to the CEO.
  Included in General and administrative costs, the Company incurred consulting fees of $224,150 (2020 - $285,575) for the CFO2, and an other significant executive (acting substantially in the role of CFO)1, and 50% of the consulting fees paid to the CEO.

1 Resigned as Chief Financial Officer on May 20, 2021

In addition, on April 29, 2021 upon the closing of the Regulation-A Offering, the Board of Directors approved the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248.

As at September 30, 2021, $112,856 was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2020 - $610,273).

Key management includes directors and executive officers of the Company. During the year ended September 30, 2021 and 2020 no other compensation was paid or payable for key management services.

Review, Approval and Ratification of Related Party Transactions

To date we have not adopted formal written policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors, significant executives and significant shareholders. During the year ended September 30, 2021, we have begun to establish formal policies and procedures so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. Until such a time where the written policies are formally adopted, our directors will continue to approve any related party transactions.

Item 6.  Other Information

None.

Item 7.  Financial Statements

Shackelford Pharma Inc.

Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Shackelford Pharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Shackelford Pharma Inc. (the "Company") as of September 30, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, cash flows, and changes in equity/deficit for the years ended September 30, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred losses in developing its business and further losses are anticipated.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2018

Vancouver, Canada

January 25, 2022

Shackelford Pharma Inc. Consolidated Statements of Financial Position For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)
	Notes	September 30,	September 30,
		2021	2020
		$	$
Assets

Current
Cash		6,118,513	85,065
Prepaid expenses		120,472	49,747
GST receivable		54,611	33,263
		6,293,596	168,075

Non-current
Restricted Cash		25,000	-
Intangible asset	6	92,632	99,184
		117,632	99,184

Total Assets		6,411,228	267,259

Liabilities

Current
Accounts payable and accrued liabilities	11	403,212	1,246,485
Shareholder loan payable	7	-	28,833
		403,212	1,275,318
Non-current
Liability portion of convertible loans	8	-	300,563
Total Liabilities		403,212	1,575,881

Shareholders' Equity/(Deficit)
Share capital	9	11,560,001	495,502
Share-based payment reserve	9	(175,349)	-
Loan discount reserve		-	7,338
Equity Portion of convertible loans	8	-	45,040
Accumulated deficit		(5,376,636)	(1,856,502)
		6,008,016	(1,308,622)

Total Liabilities and Shareholders' Equity/(Deficit)		6,411,228	267,259

Nature of operations and going concern - Note 2

Subsequent events - Note 14

APPROVED BY THE BOARD

/s/ Alan Shackelford	Director	/s/ Mark Godsy	Director

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

	Note	2021	2020
		$	$
Operating expenses
Research and development	2,11,13	1,809,040	555,160
General and administrative	2,11,13	1,690,930	744,630

Loss before other items		(3,499,970)	(1,299,790)

Accretion	7,8	(16,107)	(12,332)
Foreign exchange gain/(loss)		26,849	(3,620)
Interest and bank charges	8	(30,906)	(12,755)

Net loss and comprehensive loss for the year		(3,520,134)	(1,328,497)

Loss per share
Basic and diluted		(0.09)	(0.03)

Weighted average number of shares outstanding
Basic and diluted		40,805,396	40,049,997

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Cash Flows For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

	2021	2020
	$	$
Cash provided by/(used in):

Operating activities
Net loss for the year	(3,520,134)	(1,328,497)
Accrued interest	15,790	10,589
Accretion	16,107	12,332
Amortization	6,552	-
Unrealized (gain)/loss on foreign exchange	(26,849)	3,668
Changes in non-cash working capital items
Prepaid expenses	(70,725)	(49,747)
GST receivable	(21,348)	(19,477)
Shareholder loan receivable	-	4,442
Accounts payable and accrued liabilities	(805,835)	1,112,804

Cash used in operating activities	(4,406,442)	(253,886)

Investing activities
Restricted cash	(25,000)	-
Acquisition of intangibles	-	(99,184)
Cash used in investing activities	(25,000)	(99,184)

Financing activities
Shares issued in Regulation A Offering, net of issuance costs	10,848,890	-
Shares repurchased	(384,000)	-
Shareholder loan proceeds	-	30,248
Convertible debt issued	-	342,607
Finders' fees paid	-	(7,000)
Cash provided by financing activities	10,464,890	365,855

Increase in cash	6,033,448	12,785

Cash - beginning of year	85,065	72,280

Cash - ending of year	6,118,513	85,065

Supplemental cash flow information - Note 12

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Consolidated Statements of Changes in Equity/(Deficit) For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

	Notes	Number of common shares	Share capital	Share-based payment reserve	Loan Discount Reserve	Equity portion of convertible Loan	Accumulated Deficit	Total
		#	$	$	$	$	$	$

Balance at September 30, 2019		40,049,997	495,502	-	3,587	-	(528,005)	(28,916)

Discount on shareholder loans	7	-	-	-	3,751	-	-	3,751
Convertible loans issued	8	-	-	-	-	45,040	-	45,040
Net and comprehensive loss for the year		-	-	-	-	-	(1,328,497)	(1,328,497)

Balance at September 30, 2020		40,049,997	495,502	-	7,338	45,040	(1,856,502)	(1,308,622)

Shares repurchased	9	(3,840,000)	(192,000)	(192,000)	-	-	-	(384,000)
Shares issued for Regulation A Offering, net of issuance costs	9	8,857,288	10,848,890	-	-	-	-	10,848,890
Shares issued on conversion of loans	8,9	372,476	370,023	16,651		(45,040)		341,634
Shares issued on conversion of shareholder loan	7,9	24,006	37,586	-	(7,338)			30,248
Net and comprehensive loss for the year		-	-	-	-	-	(3,520,134)	(3,520,134)

Balance at September 30, 2021		45,463,767	11,560,001	(175,349)	-	-	(5,376,636)	6,008,016

The accompanying notes are an integral part of these consolidated financial statements.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

1. Nature of business

Shackelford Pharma Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on June 19, 2018. Effective April 1, 2021, the Company relocated its corporate office to Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8, from its previous corporate office location at Suite 2300-1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.

The Company's principal activities include developing standardized and scientifically formulated medications using multiple delivery methods.  The Company focuses on market opportunities based on unmet medical challenges utilizing the clinical experience of Dr. Alan Shackelford, a pioneer in endocannabinoid related research.

COVID-19 Update

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. This may impact the Company's ability to raise capital. Further, the pandemic has an impact on the Company's third-party vendors which could result in the interruption of operations and result in development delays, including the ongoing pre-clinical, manufacturing and future clinical activities related to our programs. The Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and Centers for Disease Control and Prevention to update the Company's policies.

2. Basis of preparation and going concern

Statement of compliance

These consolidated financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These consolidated financial statements include the financial statements of the Company and its inactive wholly owned subsidiary Shackelford Pharma USA Inc. These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company's Canadian entity. The functional currency of the Company's foreign subsidiary is US dollars.  The currency translation adjustment resulting from the translation of the foreign subsidiary's US dollar functional currency to the Company's Canadian dollar presentation currency is charged to other comprehensive income or loss and included in accumulated other comprehensive income or loss within the shareholders' equity section of the consolidated statement of financial position.

These consolidated financial statements were approved by the board of directors on January 20, 2022.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

2. Basis of preparation and going concern (continued)

Going Concern uncertainty

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for approximately the next twelve months. As at September 30, 2021, the Company had an accumulated deficit of $5,376,636 (September 30, 2020 - $1,856,502), and it expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, and general and administrative expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing in the past, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These consolidated financial statements do not reflect adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Presentation and reclassification of comparative information

Effective January 1, 2021, the Company elected to change the presentation of its consolidated statements of loss and comprehensive loss by classifying expenses by function under IAS 1, from the previous classification by nature.  The change in classification by function would improve relevance to readers, with increased comparability with companies in the same industry with similar operations. The table below provides a summary of how the previous years presentation and classification of expenses by nature was amended to be consistent with the current presentation and classification of expense by function:

a) As Previously reported

Year ended September 30, 2020
$
Office and administrative expenses
Consulting fees and salaries	853,755
Filing fees	8,067
Investor relations	21,500
Laboratory expenses	65,769
Office and other	17,546
Professional fees	259,770
Marketing and communications	55,820
Travel	17,563
(1,299,790)

b) As Reclassified

Year ended September 30, 2020
$
Operating expenses
Research and development	555,160
General and administrative	744,630
(1,299,790)

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Accounting policies

These consolidated financial statements have been prepared using the following accounting policies:

A. Cash and Restricted Cash

Cash includes cash held in financial institutions.

Restricted cash consists of the deposit held as security for the Company's corporate credit card. The deposit is invested in a guaranteed investment certificate ("GIC") which is only redeemable upon the cancellation of the corporate credit card and any indebtedness balance settled in full.

B. Financial Instruments

i. Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the Company's financial instrument classification:

Financial asset/liability	Classification
Cash	FVTPL
Restricted cash	FVTPL
Accounts payable	Amortized cost
Shareholder loan payable	Amortized cost
Liability portion of convertible loans	Amortized cost

ii. Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Accounting policies (continued)

B. Financial Instruments (continued)

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive loss.

iii. Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk of the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

iv. Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

C. Share Capital

The Company's common shares, and any future offerings of share warrants and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, warrants are assigned the residual value, if any, and recorded in contributed surplus.

Warrants that are issued as payment for finders' fees are accounted for as share-based payments and are measured at the fair value of the services received.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Accounting policies (continued)

D. Income Taxes

Income taxes comprises both current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the income tax is also recognized in other comprehensive income or directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to taxes payable in respect of previous years.

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority. No potential income tax assets of the Company have been recognized.

E. Loss per share

Basic loss per share is calculated by dividing the net loss for the period available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. The Company uses the treasury stock method of calculating fully diluted loss per share amounts, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. Basic and diluted loss per share are the same for the periods presented.

F. Leases

The following is the Company's accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company's incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The Company does not have any material leases as at September 30, 2021 and 2020.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Accounting policies (continued)

G. Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Costs incurred for licenses are capitalized and amortized from the date of capitalization on a straight-line basis over the shorter of their respective remaining estimated lives or 10 - 20 years.

H. Impairment of long-lived assets

Intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.  For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs).  The recoverable amount is the higher of an asset's fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU).  An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

I. Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies with the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

i. Going concern

In preparing these consolidated financial statements on a going concern basis, as is disclosed in Note 2 of these consolidated financial statements, management's critical judgment is that the Company will be able to meet its obligations and continue its operations for the next twelve months.

J. Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period.  Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company's consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities are as follows:

i. Deferred income taxes

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Accounting policies (continued)

J. Key sources of estimation uncertainty (continued)

ii. Useful life of intangible assets

The Company makes estimates and utilizes assumptions in determining the useful lives of intangible assets, and the related depreciation and amortization. Uncertainties in these estimates relate to technical obsolescence and the life of the underlying patent.

K. Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company's consolidated financial statements.

4. Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for research and development and general and administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis.  The Company is not subject to any externally imposed capital requirements. There were no changes to the Company's approach to capital management during the year ended September 30, 2021.

5. Financial risk management

a) Fair value

The Company measures certain financial instruments at fair value. The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash is measured using level 1 inputs.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2021 and 2020. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

5. Financial risk management (continued)

(a) Fair Value (continued)

As at September 30, 2020:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		85,065	-	-	85,065

As at September 30, 2021:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		6,118,513	-	-	6,118,513
Restricted Cash		25,000	-	-	25,000

The carrying amounts of GST receivable and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary

(b) Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its contractual obligations. The Company manages credit risk associated with its cash by maintaining its cash balance in a highly rated Canadian financial institution. The Company has not experienced any losses associated with credit risk.

(c) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk on its cash or accounts payable.

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash or through issuance of equity. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at September 30, 2021, the Company's liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year. The Company has a working capital surplus of $5,890,384 as at September 30, 2021 (2020 - deficit of $1,107,243).

e) Foreign exchange Risk

Foreign exchange risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk from consulting costs as well as the purchase of goods and services primarily in the United States and Israel, denominated in US dollars, and cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company's results. Assuming all other variables remain constant, a 10% change in the Canadian dollar against the US dollar would result in an increase or decrease in the consolidated statements of loss and comprehensive loss for the year ended September 30, 2021 of $424,986 (September 30, 2020 - immaterial).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

6. Intangible assets

Cost	Total
$
Balance, September 30, 2020 and 2021	99,184

Accumulated Amortization	Total
$
Balance, September 30, 2020	-
Amortization for the year (Note 13)	(6,552)
Balance, September 30, 2021	(6,552)

Net book value	Total
$
Balance, September 30, 2020	99,184
Balance, September 30, 2021	92,632

Ramot License Agreement

On August 9, 2020, the Company entered into an exclusive worldwide license agreement (the "Ramot License Agreement") with Ramot Tel Aviv University Ltd. ("Ramot") of certain patents, provisional patents, and other know-how related to the prevention and reversal of age-related cognitive decline by ultra-low non-psychoactive doses of tetrahydrocannabinol ("THC") (the "Ramot Technology").

As at the date the License Agreement was signed, $21,345 (US$15,000) had been paid toward the option payments to secure the license. The remaining unpaid balance of the one-time License Fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $19,598 (US$15,000). The Company also paid reimbursable patent costs of $58,241 to Ramot under the Ramot License Agreement.

The Company began using the license effective October 1, 2020, resulting in an amortization expense of $6,552 and a net book value of $92,632, as at September 30, 2021, reflecting the approximate 14 years remaining until its expiration on November 2, 2035.

The Ramot License Agreement also includes the following future potential payments:

  Milestone payments for a total of US$2,700,000 for each product developed using the licensed technology;
  An annual royalty fee of US$10,000 commencing January 1, 2023;
  Minimum royalties on sales; and
  Sublicense fees in the event a sublicense is granted by the Company to a third party.

7. Shareholder loan payable

On January 27, 2020, the Company received a loan of $22,248 from a shareholder and on June 17, 2020 the Company received an additional loan of $8,000 from a shareholder. The loans are non-interest bearing, unsecured, and are due on December 31, 2020. The loans were initially recorded at their respective fair values of $19,147 and $7,350 using a market discount rate of 17% with the residual discounts of $3,101 and $650 recognized in debt discount reserve. During the year ended September 30, 2021, accretion expense of $1,415 was accrued on the loans (2020 - $2,336)

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

7. Shareholder loan payable (continued)

On April 29, 2021 upon the closing of the Regulation-A Offering, the Board of Directors approved the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248 (Note 9).

8. Convertible loans

The Company issued $125,000 in convertible loans in March 2020, $48,150 in convertible loans in April 2020, and $169,457 in convertible loans in July 2020.

The convertible loans bear interest at 8% per annum and are due and payable two years from the date issued.  The notes shall be automatically converted into units of the Company ("Units") at such time that the Company completes a subsequent equity offering involving an issuance of common shares for consideration in excess of $1,000,000 (the "Subsequent Financing"). Each Unit shall consist of one common share of the Company and one warrant ("Warrant"). Each Warrant will entitle the holder to purchase an additional common share at a price that is at a 20% premium to the Subsequent Financing price (the "Warrant Exercise Price") for a period of 24 months from the issuance of the Warrants, which shall be the closing date of the Subsequent Financing. In the event that the Company completes a going public transaction and the common shares trade at a 75% premium to the Warrant Exercise Price for a period of 30 trading days, then the warrants will be automatically converted into common shares.

The liability component of these loans was calculated at the date of issuance, as the present value of the principal and interest, at a rate approximating the interest rate that would have been applicable to non-convertible debt at the date the loans were issued of 17% per annum. The liability component of $290,567 was recorded at amortized cost and is accreted to the principal amount over the term of the convertible loan by charges to accretion expense.

On April 29, 2021, the Company completed the Regulation-A Offering and raised approximately $10.8 million (US$8.9 million) in gross proceeds (see note 9d and 9e). As a result, the convertible loans were converted into 366,204 Units of the Company, representing 366,204 common shares issued for $1.01 (US$0.80) and 366,204 Warrants having an exercise price of $1.51 (US$1.20) which are exercisable any time until their expiration date of April 29, 2023.

In addition, the Company issued 6,272 common shares with a fair value of $7,903 and 13,215 warrants as finders fees with a fair value of $16,651 and an exercise price of C$1.51 (US$1.20), of which 7,660 are exercisable until their expiration date of April 29, 2023, and 5,555 warrants are exercisable until their expiration date of April 29, 2024 (Note 9).

During the year ended September 30, 2021, cash finder's fees in the amount of $Nil were paid (2020 - $7,000), accretion expense of $14,692 was accrued on the loans (2020 - $9,996), and interest of $15,790 was charged (2020 - $10,589).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

9. Share capital

a) Authorized

Unlimited common shares without par value.

b) Shares issued

Common shares: 45,463,767 (September 30, 2020 - 40,049,997)

During the year ended September 30, 2021, the Company issued a total of 9,253,770 common shares as follows:

  8,857,288 common shares upon the closing of the Regulation-A Offering (see note 9d below);
  366,204 common shares upon the conversion of the convertible loans along with 6,272 common shares issued in finder's fee (see note 8); and
  24,006 shares for the conversion of the shareholder loan (see note 7).

During the year ended September 30, 2020, the Company did not issue any shares.

c) Repurchase of Shares

On January 17, 2020, the Company entered into agreements with certain shareholders of the Company (the "Shareholders") to repurchase a total of 3,840,000, common shares previously issued to the Shareholders by the Company in a series of private placements at a price of $0.05 per common share (the "Shares"). Upon repurchase, the Shares were cancelled. The repurchases were completed between December 1, 2020 and December 21, 2020 at a price of $0.10 per common share.

d) Regulation-A Offering

On August 20, 2020, the Company initiated a financing for gross proceeds of US$10,000,000 through the issuance of 10,000,000 common shares at US$1.00 per share, utilizing a Regulation-A Offering Memorandum under the US Securities Act of 1933.  On April 29, 2021, the Company closed the Regulation-A offering and issued 8,857,288 common shares at US$1.00 for gross proceeds of approximately $11.0 million (US$8.9 million). In addition, the Company recorded total share issuance costs of $178,752.

e) Warrants

Warrant continuity:

	Number of warrants	Weighted average exercise price
	#	$
Outstanding as at September 30, 2020	-	-
Warrants issued upon conversion of convertible debt	366,204	1.51
Warrants issued to finders	13,215	1.51
Outstanding as at September 30, 2021	379,419	1.51

No warrants were exercised during the year ended September 30, 2021. As at September 30, 2021, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of warrants #	Exercise price $	Expiry Date
373,864	1.51	April 29, 2023
5,555	1.51	April 29, 2024
379,419

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

9. Share Capital (continued)

f)  Reserves

The share-based payment reserve records items recognized as share-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. As at September 30, 2021, the reserve deficit balance of $175,349 relates to the repurchased shares of $192,000 (see note 9(c)), net of $16,651 of warrants issued to finder's related to the convertible loans (see note 8).

10. Income taxes

A reconciliation between the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	September 30	September 30
	2021	2020
	$	$
Loss for the year before income tax recovery	(3,520,134)	(1,328,497)
Average statutory rate	27%	27%

Income tax recovery based on statutory rates	(950,436)	(358,694)
Non-deductible items and other	(51,628)	11,884
Change in non-recognized deferred tax assets	1,002,064	346,810
Income tax recovery	-	-

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable. As at September 30, 2021, the Company has not recognized the benefit of the following deductible temporary differences:

	September 30	September 30
	2021	2020
	$	$
Deferred tax asset
Losses carried forward	1,429,812	490,883
Share issuance costs	51,830	2,267
Deferred legal costs	6,187	-
Licenses and patents	7,385	-
Unrecognized deferred tax assets	(1,495,214)	(493,150)
Total deferred tax assets	-	-

As at September 30, 2021, the Company has estimated non-capital losses for Canadian income tax purposes of $5,295,600 that may be carried forward to reduce taxable income derived in future years. The Canadian non-capital losses expire between 2038-2041. The Company has share issuance costs of $191,964 that may be deducted over a five year period and tax pools relating to deferred legal costs, licenses and patents of $142,900 which may be carried forward indefinitely.

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

11. Related party transactions

The Company's related parties consist of the Company's directors, officers and other significant executives, and any companies associated with them. During the year ended September 30, 2021 and 2020, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of $886,274 (2020 - $352,003) for two directors for their executive services to the Company, and another significant executive (acting substantially in the role of COO), and 50% of the consulting fees paid to the CEO.
  Included in General and administrative costs, the Company incurred consulting fees of $224,150 (2020 - $285,575) for the CFO1, and another significant executive (acting substantially in the role of CFO)1, and 50% of the consulting fees paid to the CEO.

1 Resigned as Chief Financial Officer on May 20, 2021

In addition, on April 29, 2021 upon the closing of the Regulation-A Offering, the Board of Directors approved the issuance of 24,006 shares at their fair market value of $1.26 (US$1.00) as repayment for the total shareholder loan balance of $30,248 (see note 7).

As at September 30, 2021, $112,856 was owing to directors, officers and other significant executives, or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2020 - $610,273).

Key management includes directors, officers and other significant executives of the Company. During the year ended September 30, 2021 and 2020 no other compensation was paid or payable for key management services.

12. Supplemental cash flow information

 Investing and financing activities that do not have a direct impact on the current cash flows are excluded from the cash flow statements. During the year ended September 30, 2021, the Company issued 6,272 common shares with a fair value of $7,903 along with 13,215 warrants with a fair value of $16,651 as finders fees (see note 8), and 24,006 common shares were issued with a fair value of $30,248 to settle shareholder loans (notes 7, 9, and 11). There were no non-cash transactions for the year ended September 30, 2020.

The Company paid or accrued $nil for income taxes during the year ended September 30, 2021 (2020 - $nil).

Shackelford Pharma Inc. Notes to the Consolidated Financial Statements For the years ended September 30, 2021 and 2020 (Expressed in Canadian dollars)

13. Components of expenses

	2021	2020
	$	$
Research and development expenses
Consulting fees	1,109,974	489,391
Materials/lab supplies	161,931	65,769
Amortization (Note 6)	6,552	-
Patent and IP	96,718	-
Preclinical	418,320	-
Regulatory	15,545	-
	1,809,040	555,160

	2021	2020
	$	$
General and administrative expenses
Consulting fees	527,531	364,364
Office, rent, insurance, and admin	72,137	17,546
Investor relations	264,605	29,567
Marketing and communication	608,694	73,383
Legal and professional fees	216,963	259,770
	1,690,930	744,630

14. Subsequent events

On December 2, 2021, Kathleen Cantagallo was appointed as a Director of the Company.

On December 20, 2021, Avi Livant's resigned as a Director and as a member of management of the Company.

Item 8.  Exhibits

Index to Exhibits

Exhibit No.	Description

2.1!	Notice of Articles of Shackelford Pharma Inc.

2.2!	Articles of Shackelford Pharma Inc.

3.1!	Shareholder Rights Agreement

3.2!	Right of First Refusal and Co-Sale Agreement

3.3!	Voting Agreement

4.2!	Form of Share Certificate

6.1!	Form of Shareholders Agreement

6.2!	Share Repurchase Agreement

11.1	Consent of Dale Matheson Carr-Hilton Labonte LLP

! Previously filed on Form 1-A on August 18, 2020 (SEC File No. 024-11206) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on January 25, 2022.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

This Annual Report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	January 25, 2022
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Christopher Clark	January 25, 2022
Name: Christopher Clark
Title: Head of Finance (Principal Financial Officer and Principal Accounting Officer)